UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                SANTA FE ENERGY RESOURCES, INC.
                       (Name of Issuer)



                 Common Stock, $0.01 par value
                (Title of Class of Securities)



                         802012-10-4
                       (CUSIP Number)



            Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)


            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.       802012-10-4


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above
      Person

      Minorco (U.S.A.) Inc.
      84-1137980


(2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   __
      (b)   __


(3)   SEC Use Only



(4)   Citizenship of Place of Organization   Colorado



(5)  Sole Voting Power           8,712,327



(6)   Shared Voting Power              -0-



(7)   Sole Dispositive Power     8,712,327



(8)   Shared Dispositive Power         -0-


(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person        8,712,327


(10)  Check box if the Aggregate Amount in Row (9)
      Excludes Certain Shares __

(11)  Percent of Class Represented by Amount in Row (9)    9.7%


(12)  Type of Reporting Person (See Instructions)  CO
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CUSIP No.       802012-10-4


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above
      Person

      Minorco
      N/A


(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a) __
     (b) __

(3)  SEC Use Only



(4)  Citizenship of Place of Organization    Luxembourg



(5)  Sole Voting Power         8,712,327 - by Subsidiary


(6)  Shared Voting Power             -0-


(7)  Sole Dispositive Power    8,712,327 - by Subsidiary


(8)   Shared Dispositive Power       -0-

(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person        8,712,327



(10)  Check box if the Aggregate Amount in Row (9)
      Excludes Certain Shares __

(11)  Percent of Class Represented by Amount in Row (9)    9.7%



(12)  Type of Reporting Person (See Instructions)  CO


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                       SCHEDULE 13G
                      Amendment No. 1
         Under the Securities Exchange Act of 1934


Item 1(a)   Name of Issuer:

            Santa Fe Energy Resources, Inc.

Item 1(b)   Address of Issuer's Principal Executive
            Offices:

            1616 South Voss
            Houston, TX  77057

Item 2(a)   Name of Person Filing:

            1.    Minorco (U.S.A.) Inc.
            2.    Minorco

Item 2(b)   Address of Principal Business Office:

            1.    Minorco (U.S.A.) Inc.
                  5251 DTC Parkway, Suite 700
                  Englewood, CO  80111

            2.    Minorco
                  9 rue Sainte Zithe
                  L-2763 Luxembourg City
                  Grand Duchy of Luxembourg

Item 2(c)   Citizenship:

            1.    Minorco (U.S.A.) Inc. is a Colorado
                  corporation
            2.    Minorco is incorporated in
                  Luxembourg as a societe anonyme

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            802012-10-4

Item 3(a)   Type of Person:

            Not applicable.
                             PAGE
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Item 4      Ownership:

            (a)   Amount Beneficially Owned:  8,712,327

            (b)   Percent of Class:  9.7%

            (c)   Number of shares as to which such
                  person has:

                  (i)   sole power to vote or to
                        direct the vote:
                        Minorco (U.S.A.) Inc.: 8,712,327
                        Minorco:  8,712,327 - by Subsidiary

                 (ii)   shared power to vote or to direct the
                        vote:  None

                (iii)   sole power to dispose or to direct the
                        disposition of:
                        Minorco (U.S.A.) Inc.:  8,712,327
                        Minorco:  8,712,327 - by Subsidiary

                 (iv) shared power to dispose or to direct the disposition of: None

            Item 5      Ownership of Five Percent or Less of a
                        Class:

                        Not applicable.

            Item 6      Ownership of More than Five Percent on
                        Behalf of Another Person:

                        Not applicable.

            Item 7      Identification and Classification of the
                        Subsidiary Which Acquired
                        the Security Being Reported on By the
                        Parent Holding Company:

                  Minorco (U.S.A.) Inc. is indirectly wholly
owned by Minorco, an international natural resources company principally involved in mining and the processing of gold, base metals, industrial materials, pulp, paper, packaging and in
agribusiness.   Minorco's address is 9 rue Sainte Zithe, L-2763
Luxembourg City, Grand Duchy of Luxembourg. The capital stock of Minorco is owned in part as follows: approximately 43%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("Anglo American"), a publicly held mining and finance company, and approximately 23%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company, and approximately 3% by Anglo American Gold Investment Company Limited ("Amgold"), a publicly held mining investment company. Approximately 39% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29% of the capital stock of Centenary and approximately 33% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American.
De Beers owns approximately 9% of Centenary. Approximately 50% of the capital stock of Amgold is owned, directly or through subsidiaries, by Anglo American. Mr. Nicholas F. Oppenheimer, deputy chairman and a director of Anglo American, Centenary, De Beers, chairman and a director of Amgold, and a director of Minorco, and Mr. Henry R. Slack, president, chief executive and a director of Minorco, a director of Minorco (U.S.A.) Inc. and Anglo American, have indirect partial interests in approximately 8% of the outstanding shares of Anglo American, less than 1% of the outstanding shares of Amgold and approximately 7% of the outstanding shares of Minorco.

Item 8      Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                             PAGE
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                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    MINORCO (U.S.A.) INC.



                                    By:s/B. Keisler
                                       B. Keisler
                                       Vice President, Secretary
                                       and General Counsel


Dated:  February 10, 1994

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


                          SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    MINORCO



                                    By:s/N. Jordan
                                       N. Jordan
                                       Secretary



Dated:  February 10, 1994

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